March 29, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re: Letter to Clinical Data, Inc., dated March 29, 2010
Ladies and Gentlemen:
As discussed with James Peklenk on March 29, 2010, Clinical Data, Inc. (“Clinical Data”) hereby respectfully requests an additional ten business days to prepare its response to the letter sent to Clinical Data by the Securities and Exchange Commission on March 29, 2010.
Sincerely,

/s/ Caesar J. Belbel
Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary

Cc:	James Peklenk, Staff Accountant Mary Mast, Senior Accountant John Krug, Senior Attorney